UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SolarCity Corporation

File No. 1-35758 - CF#32759

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SolarCity Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 30, 2015.

Based on representations by SolarCity Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10k	through December 31, 2016
Exhibit 10.19	through December 31, 2017
Exhibit 10.19a	through December 31, 2017
Exhibit 10.19b	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary